Exhibit 12.1
NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions except ratio)

Six Months Ended
June 30, 2010
Earnings:
Income from continuing operations before income tax expense, equity loss of affiliates and noncontrolling interests in subsidiaries (1)	$1,692
Adjustments:
Fixed charges added to earnings	152
Dividends from equity affiliates	7
Amortization of capitalized interest	14

$1,865

Fixed Charges:
Net interest expense (2)	$144
Portion of rental expense representative of interest	8

Fixed charges added to earnings	152
Capitalized interest	6

$158

Ratio of earnings to fixed charges	11.8

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income tax expense.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.